SCHEDULE A

Series or Fund of Trust for Advised Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets
Soundwatch Core Hedged Equity Fund	0.85%
Soundwatch Enhanced Income Fund	0.85%

Approved by the Board of Trustees: May 26, 2016

Revised Schedule A Last Approved by the Board of Trustees: February 22, 2017

TRUST FOR ADVISED PORTFOLIOS	SOUNDWATCH CAPITAL, LLC

By: /s/ Christopher E. Kashmerick	By: /s/ Robert Hammer
Name: Christopher E. Kashmerick	Name: Robert Hammer
Title: President	Title: CEO

Schedule A Investment Advisory Agreement